Pricing Supplement No. 3 (To Prospectus dated October 2, 2003 and Prospectus Supplement dated October 3, 2003)	Dated 04/18/05	Rule 424(b)(3) File No. 333-108391 CUSIP No. 78355 HJG5

RYDER SYSTEM, INC.

Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More from
Date of Issue

Trade Date:	04/18/05

Principal Amount:	$175,000,000

Public Offering Price:	99.906%

Issue Date:	04/21/05

Maturity Date:	04/01/11

Interest Rate:	5.0%

Day Count:	30/360

Net Proceeds to Ryder:	$173,873,000

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, commencing October 1, 2005 and at Maturity.

Underwriters’ Commission:	0.550%

Record Dates:	March 17 and September 16

Form:	☒ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity. ☒ The Notes may be redeemed prior to maturity.

Optional Redemption:	☐ No ☒ Yes

Other Terms

The Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to April 1, 2011 discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in either case, any interest accrued but not paid to the date of redemption. “Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to any redemption date for the Notes, Citigroup Global Markets Inc. and Greenwich Capital Markets, Inc. and its successors or, if such firm or any successor to such firm, as the case may be, is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the debt trustee after consultation with us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,

(i) the average of four Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or

(ii) if the debt trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means Citigroup Global Markets Inc. and three other primary U.S. government securities dealers in the United States (each, a “Primary Treasury Dealer”) appointed by the debt trustee in consultation with us. If any Reference Treasury Dealer ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the debt trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the debt trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at option of holder:	☒ The holder has no option to elect repayment of the Notes prior to maturity. ☐ The Notes are repayable prior to maturity at the option of holder.

Terms of Repayment:	—

Discount note:	☐ Yes ☒ No

Total Amount of OID:	—

Yield to Maturity:	—

Initial Accrual Period OID:	—

Joint Book-Running Managers

Citigroup	RBS Greenwich Capital

Senior Co-Managers

Banc of America Securities LLC	Dresdner Kleinwort Wasserstein	Wachovia Securities

Junior Co-Managers

BNP Paribas	Deutsche Bank Securities	JPMorgan

Lazard	Morgan Stanley	RBC Capital Markets	SunTrust Robinson Humphrey

Underwriters’ Capacity:	☐ As agent ☒ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the Time of sale.

☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Additional Terms of the Notes

Plan of Distribution

     Under the terms and subject to the conditions of the Selling Agency Agreement dated October 3, 2003 among Ryder System, Inc. (the “Company”) and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC (which has inherited the rights and obligations under the Selling Agency Agreement from Wachovia Securities, Inc.), Deutsche Bank Securities Inc., Dresdner Kleinwort Wasserstein Securities LLC, Banc of America Securities, LLC (formerly Fleet Securities, Inc.), Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation (formerly RBC Dominion Securities Corporation),The Royal Bank of Scotland plc, and SunTrust Capital Markets, Inc. as well as the under the terms of the Terms Agreement dated April 18, 2005 among the Company and Citigroup Global Markets Inc., Greenwich Capital Markets, Inc., Banc of America Securities LLC, Dresdner Kleinwort Wasserstein Securities LLC, Wachovia Capital Markets, LLC, BNP Paribas Securities Corp., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Lazard Frères & Co. LLC, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation and SunTrust Capital Markets, Inc. (collectively the “Purchasers”), the Purchasers have agreed severally to purchase and Ryder has agreed to sell the Notes to the Purchasers in the respective principal amounts set forth below:

Underwriters	Principal Amount
Citigroup Global Markets Inc.	$52,500,000

Greenwich Capital Markets, Inc.	52,500,000

Banc of America Securities, LLC	15,750,000

Dresdner Kleinwort Wasserstein Securities LLC	15,750,000

Wachovia Capital Markets, LLC	15,750,000

BNP Paribas Securities Corp.	3,249,925

Deutsche Bank Securities Inc.	3,249,925

J.P. Morgan Securities Inc.	3,249,925

Lazard Frères & Co., LLC	3,249,925

Morgan Stanley & Co. Incorporated	3,249,925

RBC Capital Markets Corporation	3,249,925

SunTrust Capital Markets, Inc.	3,249,925

Total	$175,000,000

     The Underwriters are committed to take and pay for all of the Notes if any are taken.

     The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.

     Lazard Frères & Co. LLC, or Lazard, has entered into an agreement with Mitsubishi Securities (USA), Inc., or Mitsubishi, pursuant to which Mitsubishi provides certain advisory and/or other services to Lazard, including services in respect of this offering. In return for the provision of such services by Mitsubishi to Lazard, Lazard will pay to Mitsubishi a mutually agreed upon fee.